0
Update on
Entergy Transmission
Spin/Merger with ITC
June 18 – 20, 2012
Presented by Entergy Texas
Filed by Entergy Corporation Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Entergy Corporation
Commission File No. 001-11299

1 1
Entergy Forward-Looking Information
Entergy Forward-Looking Information
In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.  Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s
Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Report on Form 10-Q for the
quarter ended March 31, 2012, and other filings made by Entergy with the Securities and Exchange Commission;
(ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6)
exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-
free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing.
Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

2 2
Additional Information and Where to Find It
Additional Information and Where to Find It
ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”)
registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions.  ITC will also file a proxy statement with the
SEC that will be sent to the shareholders of ITC.  Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions.  ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions.  The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at
www.sec.gov.  The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by
calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by
calling 248-946-3000.

3 3 Agenda Agenda ITC Spin-Merge Transaction Overview Financial Flexibility Rate Effects of Spin-Merge Transaction Benefits of ETR – ITC Spin-Merge Transaction Approvals Required Storm Response

4 4
The Merger Transaction –
The Merger Transaction –
End State
End State
•
Entergy Utility Operating Companies comprised of:
– Generation
– Distribution
•
~$1.775B of debt will be issued by Entergy in
connection with the internal separation of the
transmission business, the proceeds from which
will be used for debt reduction
•
Each Entergy Utility Operating Company's capital
structure after the spin-off and merger anticipated
to be consistent with capitalization prior to the
transaction
•
Prior to the merger, ITC
expects to effectuate a
$700M recapitalization
currently anticipated
to be a special dividend
•
Entergy shareholders to merge
spun transmission business
with ITC merger subsidiary
•
New Holdco to survive
•
Entergy shareholders to
receive 50.1% of ITC stock
Illustrative
Entergy
Shareholders
Parent
Creditors
OpCo
Creditors
Utility
OpCos
Entergy
Wholesale
Commodities
Entergy
Shareholders
ITC
Shareholders
Mid South
TransCo LLC
(New Holdco)
ITC Merger
Sub
Transco Subs

5 5 Benefits of ETR – ITC Spin-Merge Transaction ITC Spin-Merge Transaction Overview Agenda Agenda Financial Flexibility Rate Effects of Spin-Merge Transaction Approvals Required Storm Response

6 6
Overview of Benefits to Customers
Overview of Benefits to Customers
Through Spin-Merge
Through Spin-Merge
•
Increases flexibility of Entergy’s investment alternatives
•
Protects credit quality of Entergy’s Operating Companies
•
Supports efficient infrastructure investment
•
Improves access to capital for transmission business
•
Combines best operating practices of both Entergy and ITC
•
Brings ITC’s experience and track record of safe and reliable operations to ensure continued strengthening of overall grid performance
•
Leverages Entergy employees’ knowledge and experience and
fully utilizes Entergy’s world-class storm restoration process
•
Provides singular focus on transmission system performance,
planning and operations
•
Aligns with national policy objectives to facilitate investment in local, regional and inter-regional transmission, advance
open access initiatives and promote access to competitive
energy markets
Financial
Flexibility
and Growth
Operational
Excellence
Independent
and
Transparent
ITC Model

7 7 ITC Spin-Merge Transaction Overview Agenda Agenda Benefits of ETR – ITC Spin-Merge Transaction Financial Flexibility Rate Effects of Spin-Merge Transaction Approvals Required Storm Response

Environmental, smart grid, hardening grid, etc.
0.7
0.3
1.0
~$2.2T

1
Invest
2
Issue Debt
3
Increased Rate Base
4
Project Delays
5
Attrition (Capex > Depn)
6
Lower Share Price
7
Issue Equity
8
Dilution
9
Rate Case
10
Regulatory Lag
Regulatory / Operational Risk

8 8
The Utility Industry Is Facing Huge Need for Capital –
The Utility Industry Is Facing Huge Need for Capital –
Estimated at $2.2T Over the Next 20 Years
Estimated at $2.2T Over the Next 20 Years
Growth / Investment
Issues Facing Utility Industry
Over Next 20 Years
Source: Internal analysis; Bloomberg
Generation
Transmission
Distribution
Projected Industry Capital Investments
Over Next 20 Years
$T
???
Current Market Cap
Other = 0.15
Projected

9 9
Challenges
facing the
electric
utilities
industry
Addressing
challenges
"For an industry that is among the most capital-intensive in the United States, failure to maintain investment grade could have significant upward cost implications"
•
"a sustained, collaborative and open working relationship among the principal vested interests will be critical to the execution of corporate, environmental and public policy initiatives"
•
"we view most favorably those commissions that establish rates that reasonably reflect the costs incurred by a utility, including a return on equity, and where timely adjustments to these rates are made to recognize changes in costs"
•
"a preference for expense deferrals may develop, and a proclivity for less competitive authorized returns will almost certainly prevail. Such a turn of events would likely result in a shift of our stable outlook on overall U.S. electric utility credit quality to negative."
Note: Comments sourced from Energy Biz article written by Richard W. Cortright, Jr., managing director in Standard & Poor's U.S. Utilities and
Infrastructure Ratings group dated Feb 07, 2012
Standard and Poor's Outlook – "Utility Credit Ratings Critical to Raising Capital –
Money Needed to Build Wires and Plants
Capital Trends –
Capital Trends –
Rating Agency Considerations
Rating Agency Considerations
•
"the real tests lie ahead, when federal environmental mandates and consequent spending requirements are more certain, when state renewable portfolio standards begin to command heightened expenditures in earnest, and when an aging infrastructure reveals its vulnerability"
•
•
"public service commissions continue to be reasonably supportive despite frequently lower authorized returns."

10 10
Industry Is Responding to Capital Investment
Industry Is Responding to Capital Investment
Challenges with Different Approaches
Challenges with Different Approaches
Create larger footprint; upsize balance sheet
•
Duke / Progress
•
Northeast Utilities / NSTAR
•
PPL / LG&E
•
First Energy / Allegheny
•
Exelon / Constellation
Achieve greater certainty in regulations
•
e.g., Formula rate plans, future test years,
specific rider recovery, CWIP in rates, etc.
Align business model with capital needs
•
e.g., AEP Transco
•
e.g., FPL Rate Hike Request
Consolidate
Build
Regulatory
Flexibility /
Certainty
Change
Business
Model

Actual
Actual
Projected
The average age of Entergy's coal plants is 30 years and its gas plants is 37 years
EEI has estimated that prospective EPA rules could increase total CapX by 30%

11 11
5.3
7.2
2011-2014 2007-2010 2015-2021 2003-2006
4.3
Capital Trends –
Capital Trends –
Rising Capital for Entergy Overall
Rising Capital for Entergy Overall
???
Effect of EPA rules?
???
Effect of EPA rules?
Infrastructure
improvements?
+37%
Note: Excludes storm CapX for historical data; ETR Utilities includes EAI, ELL, EGSL, EMI, ETI, ENOI, SERI, ESI, EOI, SFI
Entergy Utilities Capital Investment
Total Spend
$B
Capital spending could significantly increase over the next
10 years due to the potential for new environmental
regulations and improvement of infrastructure
+21%

Capital investment in the transmission function is expected to significantly exceed depreciation expense
600
500
400
300
200
100
0
2012E
2013E
2014E

12 12
Capital Trends –
Capital Trends –
Rising Capital for Entergy’s Transmission Business
Rising Capital for Entergy’s Transmission Business
Entergy Projected Transmission Capital Investment
2012E-2014E
$M
Projected
Depreciation
Expense

13 13 13
For ETR Utilities, Spend on Major Storms
For ETR Utilities, Spend on Major Storms
Amounted to ~$3.2B Over 2005-2010
Amounted to ~$3.2B Over 2005-2010
Event Year
Spend
($M)
1
Hurricane Katrina 2005 1,117
Hurricane Rita 2005 645
Hurricane Gustav 2008 680
Hurricane Ike 2008 626
Ice Storm EAI 2009 2009 119
Ice Storm EAI Jan 2010 2010 12
In the past, ETR
utilities have had to
effectively respond
to major storms
which have required
unplanned capital
expenditures
~$3.2 billion over
2005-2010
Strong balance sheet and credit ratings critical for quickly mobilizing capital and resources to respond to emergencies
1. Includes capital and O&M spend
Note:  2011 CapX estimated to be $2.11B. 2011 capital spend related to major storms was $112M

14 14
2015-2021 2011-2014
841
2007-2010
583
2003-2006
589
Note: Excludes storm CapX for historical data
-1%
Capital spending could significantly increase over the next
10 years due to the potential for new environmental
regulations and Entergy’s infrastructure
Capital Trends –
Capital Trends –
Rising Capital for ETI
Rising Capital for ETI
???
Effect of EPA rules?
???
Effect of EPA rules?
Infrastructure
improvements?
+44%
ETI Capital Investment
Total Spend
$M

15 15 Financial Flexibility ITC Spin-Merge Transaction Overview Agenda Agenda Benefits of ETR – ITC Spin-Merge Transaction Storm Response Rate Effects of Spin-Merge Transaction Approvals Required

16 16
Storm Response Organization Will Be Modified to
Storm Response Organization Will Be Modified to
Ensure Close Coordination and Interaction Between
Ensure Close Coordination and Interaction Between
Entergy and ITC
Entergy and ITC
ETR System Incident
Commander (SIC)
John Mullins
ITC System Incident
Commander (SIC)
Greg Grillo
System Section
Chiefs
System Planning
Chief
Supply Chain
Operations
Resource
Logistics
Administration
Planning Support
Branch Director
Restoration
Prioritization
Risk Analysis
Situation Branch
ITC Storm
Response
Organization
ITC-ETR
liaison
(New
position)
ITC Technical/Mgmt
employee assigned to
ETR storm response
center in Jackson
Preliminary pre-design phase vision
Final design scheduled 9/2012
ITC employee
ETR employee
Functional Incident
Commanders
(ex. Fossil, Distribution,
Nuclear, Gas)

17 17 Storm Response Financial Flexibility ITC Spin-Merge Transaction Overview Agenda Agenda Benefits of ETR – ITC Spin-Merge Transaction Rate Effects of Spin-Merge Transaction Approvals Required

18 18
4% reduction in customer
bills since 2008
Significant Variability in Average Residential Bills –
Significant Variability in Average Residential Bills –
Yearly Variation Between $2 and $17 Over 2001-2011
Yearly Variation Between $2 and $17 Over 2001-2011
Illustrative
Note: Residential bills are the average of the Typical Monthly Bills in that year for a residential customer using 1,000 kWh, excluding taxes
Source: Entergy Regulatory Services, Typical Bill Report
Henry Hub
Gas Index
($/mmBtu)
2.7 3.1 5.4 5.9 8.3 6.5 6.9 9.0 3.8 4.4 4.0
150
100
50
-4%
0
Henry Hub Gas Index
$/mmBtu
15
10
5
0
-1.69
(-2%)
+17.15
(+17%)
2011
108.73
2010
98.06
2009
103.32
2008
113.06
2007
107.24
2006
116.92
ETI Avg. Monthly  Residential Bill-
1,000 kWh
$
99.77
2004
86.55
2003 2005 2002
75.72
2001
89.41
88.24
Henry Hub Gas Index
18
ETI Avg. Monthly Residential Bill- 1,000 kWh($)

19 Typical ETI Customer Bill Transmission 7.5% Fuel 45.3% Non-Fuel 47.2% Transmission Constitutes ~7.5% of Transmission Constitutes ~7.5% of Typical ETI Customer Bill Typical ETI Customer Bill 19

20 20
Transition from current retail rate construct to FERC-regulated rate construct expected for ITC
Analysis assumes MISO base ROE for Entergy transmission business
(12.38%) and capital structure currently utilized by ITC operating companies
(60% equity/40% debt)
Benefits of credit quality improvement resulting from transition to FERC-
regulated rate construct partially offset ROE and capital structure impacts
Rate Impacts Split into Rate Construct, Rate Timing and
Rate Impacts Split into Rate Construct, Rate Timing and
Other Effects for Retail Customers
Other Effects for Retail Customers
Rate
Construct
Effects
Rate
Timing
Effects
Forward Test Year: Eliminates regulatory lag in recovery of capital investments
One time impact of conversion to forward test year
Reflects amounts that would have been collected in future years
MSS-2 construct eliminated post transaction
Current estimation reflects effect of paying load ratio share of Transmission cost factoring in zonal investment and retail share of Transmission investments
Other Effects
20

21 21 21
ETI Residential Bill-1,000 kWh
$
115
110
105
100
5
0
~(0.26)
(0.2%)
2014 Net
Other Effects*
~108.47
~(0.29)
2014 Benefits
From Higher
Credit Quality
resulting from
Rate
Construct
~(0.73)
2014 Rate
Construct
Effects from
FERC
regulated
model
Illustrative
Bill if ETR
owns
T assets –
current state
~0.76
108.73
ETI
ETI
Typical
Typical
Residential
Residential
Customer
Customer
Bill
Bill
Not
Not
Expected
Expected
to
to
Illustrative
Expected Rate
Construct Effects*
Over the long term, customer
bill effects expected to be
mitigated by...
Enhanced Financial
Flexibility
Operational
Reliability, System
Performance, Scale
efficiencies etc.
Independent and
transparent ITC model,
which supports robust
markets and competition
*Refer to previous slide where rate construct and other assumptions are detailed
Note: Illustrative bill is the average of the 2011 Typical Monthly Bills for a residential customer using 1,000 kWh, excluding taxes. Calculation indicative of the rate effects of Transaction and is not meant to project an actual future customer bill. Estimation does not include effects of move to MISO, changes in fuel prices or rate cases between now and time of deal close.
Note: Contents exclude estimated
one-time rate timing effect of
$0.37 in 2014 due to
conversion to forward test
year – reflects amounts that
would have been collected in
future years
T assets post
transaction
if ITC owns
Illustrative Bill
Excellence
Increase Post Spin-Merge Due to Rate Construct Effects
Increase Post Spin-Merge Due to Rate Construct Effects

22 22 22
168,000
166,000
4,000
2,000
0
~(3.33)
(0.0%)
Illustrative Bill if
ITC owns
T assets post-
transaction
~166,959.02
164,000
ETI LIPS Bill –
5,000 kWh, 80% load factor; $
170,000
2014 Net
Other
Effects*
~(451.91)
2014 Benefits
from higher
credit quality
resulting from
Rate Construct
~(22.29)
2014 Rate
Construct
Effects from
FERC-regulated
model
~470.87
Illustrative
Bill if ETR
owns
T assets –
current state
166,962.35
ETI
ETI
Typical
Typical
LIPS
LIPS
Customer
Customer
Bill
Bill
Not
Not
Expected
Expected
to
to
Increase Post Spin-Merge Due to Rate Construct Effects
Increase Post Spin-Merge Due to Rate Construct Effects
*Refer to previous slide where rate construct and other assumptions are detailed
Note: Illustrative bill is the average of the 2011 Typical Monthly Bills for a Large Industrial Power Service (LIPS) customer using 5,000 kWh at an 80% Load
Factor, excluding taxes. Calculation indicative of the rate effects of Transaction and is not meant to project an actual future customer bill. Estimation does not include effects of move to MISO, changes in fuel prices, or rate cases between now and time of deal close.
Note: Contents exclude estimated
one-time rate timing effect
of $228.18 in 2014 due to
conversion to forward test
year – reflects amounts that
would have been collected
in future years
Illustrative
Expected
Rate Construct
Effects *
Over the long term, customer
bill effects expected to be
mitigated by...
Enhanced Financial
Flexibility
Operational
Reliability, System
Performance, Scale
Efficiencies etc.
Independent and
transparent ITC model,
which supports robust
markets and competition
Excellence

23 23 Storm Response Financial Flexibility ITC Spin-Merge Transaction Overview Agenda Agenda Benefits of ETR – ITC Spin-Merge Transaction Approvals Required Rate Effects of Spin-Merge Transaction

24 24
Pathway to Completion –
Pathway to Completion –
Required Approvals
Required Approvals
Authority Requirements
Entergy retail
regulators
•
Change of control of transmission assets
•
Affiliate transaction approvals related to steps in the spin / merge
•
Authorization to incur debt in some jurisdictions
FERC
•
Change of control of transmission assets (203 filing)
•
Acceptance of jurisdictional agreements (205 filing)
•
Authorization to assume debt / issue securities (204 filings)
•
Changes to System Agreement to remove provisions related to transmission planning and equalization
•
ITC filing to establish new rate tariffs for the ITC operating companies
Hart-Scott-
Rodino Act
•
Pre-merger notification to review potential antitrust and competition issues
IRS
•
Private letter ruling substantially to the effect that certain require-ments for a tax-
free treatment of the distribution of Transco are met
Securities and
Exchange
Commission
•
ITC Form S-4 and Proxy Statement (including audited Transco financial statements and disclosures), and
•
Transco Registration Statement
ITC shareholders Approvals required for:
•
Merger,
•
Issuance of shares to ETR shareholders, and
•
Amendment to ITC charter to increase authorized number of shares